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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                   ---------------
                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                     0-32649
                                                                 ---------------

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
(CHECK ONE):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
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                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                       N/A
                                                                 ---------------


                    For Period Ended:  June 30, 2001
                                      ----------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    [ ] Transition Report on Form 10-K
                    For the Transition Period Ended: ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Bcom3 Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

35 West Wacker Drive
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On August 10, 2001, the Staff orally notified the Registrant that it had completed its full review of the Registrant's Registration Statement on Form 10. The Registrant, however, has been unable to compile the information necessary to prepare and file its initial Quarterly Report on Form 10-Q by the prescribed due date, August 14, 2001, without unreasonable effort or expense. The Registrant is in the process of converting the accounting systems it has relied upon as a private company to a new consolidation system, and is experiencing a brief delay as a result of this conversion.


PART IV - OTHER INFORMATION
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
(1)     Name and telephone number of person to contact in regard to this notification

                                Douglas C. Barnard, Esq.                           ( 312 )              220-3552
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                                         (Name)                                   (Area Code)       (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
        Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed?  If answer is no, identify reports(s).                                       [X] YES         [ ] NO
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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                                                    [ ] YES         [X] NO

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                Bcom3 Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        August 14, 2001             By    /s/ Christian E. Kimball
      -------------------------------      ---------------------------
                                                Christian E. Kimball
                                                Chief Administrative Officer and
                                                Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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